350, 885 Dunsmuir Street
Vancouver, BC V6C 1N5
Telephone: 604 688 7377
Fax: 604 688 7307
Website: www.lincolngold.com

December 20, 2007	OTCBB: LGCP

LINCOLN GOLD ANNOUNCES REVISED GOLD RESOURCE
ESTIMATES FOR ITS PINE GROVE PROPERTY, NEVADA

LINCOLN GOLD CORP. (OTCBB:LGCP) announces that it has revised the results of its gold resource estimate on the Company’s 100%-controlled Pine Grove gold property located in the Pine Grove Hills, 20 miles south of Yerington, Nevada. These estimates were originally disclosed in the Company’s news release dated October 19, 2007.

The revised resource estimate is compliant with Canadian National Instrument 43-101 and was prepared by MineFill Services, Inc. of Vancouver, B.C., Canada in accordance with definitions of the Canadian Institute of Mining and Metallurgy’s Standards on Mineral Resources and Mineral Reserves adopted in December 2005. The data base consists of 160 reverse circulation holes totaling 53,000 ft drilled by Teck Resources in the early 1990’s. Drilling was conducted largely on 100 ft to 200 ft centers on two gold deposits, the Wheeler and the Wilson. The two deposits are about 2,500 ft apart with excellent access. Potential exists for open pit mining and heap-leach processing.

At a cutoff grade of 0.010 opt gold and high assays capped at 0.5 opt gold, the Wheeler and Wilson deposits presently contain combined inferred resources of 6.06 million tons grading 0.053 opt gold containing 320,000 ozs gold.

The Company original reported both indicated and inferred resources on the Pine Grove Property in its October 19, 2007 news release. The Company has since downgraded the indicated resources referred to in that release to inferred resources as the indicated resources could not be supported as a result of the lack of the required quality control/ quality assurance program. The inferred resources are referenced in the NI 43-101 compliant technical report dated September 28, 2007, as amended December 4, 2007, prepared by David M. R. Stone of Minefill Services, Inc. A copy of this technical report was filed with the British Columbia Securities Commission on December 18, 2007. Investors may view the technical report on the web site of the Canadian Securities Administrators at www.sedar.com. Investors are cautioned not to rely on the disclosure of indicated resources included in the October 19, 2007 news release.

Mineral resources for the Wheeler and Wilson deposits at various cutoff grades, as presented in the technical report, are summarized below:

Undiluted Inferred Mineral Resources by Cutoff Grade – Wilson
(assays capped at 0.5 opt)

Cutoff (opt)	Tons	Au (opt)	Cu (%)	Au (oz)	Cu (lbs)
0.005	4,647,000	0.018	0.0210	83,531	1,953,000
0.010	2,738,000	0.025	0.0234	69,744	1,284,000
0.015	1,602,000	0.035	0.0252	56,056	807,000

Undiluted Inferred Mineral Resources by Cutoff Grade - Wheeler
(assays capped at 0.5 opt)

Cutoff (opt)	Tons	Au (opt)	Cu (%)	Au (oz)	Cu (lbs)
0.005	4,367,000	0.059	0.0432	257,839	3,774,000
0.010	3,321,000	0.075	0.0465	250,236	3,087,000
0.015	2,647,000	0.091	0.0476	241,981	2,520,000

Dr. David Stone, P. Eng., P.E. of MineFill Services, Inc., is a Qualified Person as defined in NI 43-101, and has prepared and approved the information contained in this press release

Lincoln Gold Corp. is a gold exploration company with several projects in various stages of exploration which includes three properties in Nevada and the La Bufa property in Mexico.

LINCOLN GOLD CORP.

“Paul F. Saxton”

President

For more information contact:
Investor Relations: 604-688-7377
www.lincolngold.com

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Key factors that could cause actual results to differ materially from those described in forward-looking statements are:

(i)	the results of the NI 43-101 report on the Pine Gove properties may be different than anticipated;
(ii)	the inability of the Company to achieve the financing required to pursue the exploration of the Pine Grove properties;
(iii)	the results of exploration of the Pine Grove properties; and
(iv)	the lack of commercial mineralization on the Lincoln Gold properties.

Readers are cautioned not to place undue reliance on the forward-looking statements made in this Press Release.